# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DATAVAULT AI INC., CIK 0001682149
CUSIP: 86633R609
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 15268 NW Greenbrier Pkwy, Beaverton, Oregon (OR), 97006
Date of event which requires filing of this statement: 01/12/2026
Filed by CIK 0001820190
Persons authorized to receive notices and communications: Henry Ji, 960 San Antonio Rd, Palo Alto, California (CA), 94303, (650) 516-4310

## Reporting persons
- Scilex Holding Company (CIK 0001820190): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 213,766,229; shared voting power 0; sole dispositive power 213,766,229; shared dispositive power 0; aggregate amount beneficially owned 213,766,229 (37.27% of the class)
  Comment: Note to Row 13: Percent of class beneficially owned is calculated based on 573,632,396 shares of common stock, par value $0.0001 per share ("Common Stock"), of Datavault AI Inc. (the "Issuer") outstanding as of January 5, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: DATAVAULT AI INC.
Address of issuer's principal executive offices: 15268 NW Greenbrier Pkwy, Beaverton, Oregon (OR), 97006
Comment:
This Amendment No. 4 ("Amendment No. 4") to Schedule 13D is being filed by Scilex Holding Company, a Delaware corporation ("SHC" or the "Reporting Person"), to amend the Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") by the Reporting Person on October 2, 2025 (as previously amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the "Schedule 13D").

This Amendment No. 4 amends and supplements the Schedule 13D as specifically set forth herein. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: Not applicable.
Residence or business address: Not applicable.
Present principal occupation or employment: Not applicable.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Not applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction: Not applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is deemed to be the beneficial owner of 213,766,229 shares of Common Stock held directly by the Reporting Person, representing approximately 37.27% of the issued and outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 on the cover page of this Amendment No. 4 for the Reporting Person is incorporated herein by reference in its entirety.
Transactions in the class effected during the past sixty days:
Except as disclosed herein, the Reporting Person has not effected transactions in the Common Stock since the date of the filing of the Amendment No. 3 to Schedule 13D.

Date of Transaction Amount of Common Stock Average Price per Shares ($)
1/12/2026 10,674,816 0.878
1/13/2026 175,139 0.9117
1/14/2026 5,115,586 0.7201
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Scilex Holding Company: /s/ Stephen Ma, Stephen Ma, Chief Financial Officer, Chief Operating Officer, and Secretary (01/14/2026)